Exhibit 99.1

MTS Announces 2018 Second Half Year Financial Results

Ra’anana, Israel / Powder Springs, Georgia, USA - April 4, 2019 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and call accounting software and services, today released its financial results for the six and twelve months ended December 31, 2018.

MTS recorded revenues of $3 million for the six months ended December 31, 2018, up 3.4% sequentially, as compared with $2.9 million for the six months ended June 30, 2018, and down 4.46% from $3.14 million for the six months ended December 31, 2017. MTS incurred a net loss of $(121,000) for the six months ended December 31, 2018, or $(0.03) per diluted share compared with a net loss of $(960,000), or $(0.32) per diluted share, for the comparable period in 2017. On a non-GAAP basis (as described and reconciled below), MTS posted a net loss of $(9,000), or $(0.00) per diluted share, for the six months ended December 31, 2018 compared with a net loss of $(585,000), or $(0.19) per diluted share, for the comparable period in 2017.

MTS’s revenues for the year ended December 31, 2018 totaled $5.9 million compared with revenues of $6.8 million for the comparable period in 2017. Net loss for the period was $(1.2) million, or $(0.34) per diluted share, compared with a net loss of $(1.8) million or ($0.59) per diluted share for 2017. On a non-GAAP basis, MTS recorded a net loss of $(776,000), or $(0.23) per diluted share, in 2018 compared with a net loss of $(343,000), or $(0.12) per diluted share for the comparable period in 2017.

As of December 31, 2018, the Company had cash and cash equivalents of approximately $1.2 million. The Company’s loss of $(1.2) million and negative cash flows from operations of $1.6 million for the year ended December 31, 2018,and accumulated deficit of $27.4 million, raise substantial doubt about the Company's ability to continue as a going concern.

During October and June 2018 an institutional investor invested, $1.5 million in a newly-created class of convertible preferred shares and $0.2 million in ordinary shares of the Company, at a price per preferred share and ordinary share of $1.14. The preferred shares are convertible into ordinary shares on a one to one basis.

As previously published, the stock purchase agreement with the institutional investor includes a Greenshoe option exercisable until October 2019 for future investment of up to $1.5 million in the Company’s preferred shares at a price per preferred share of $1.14.

On March 29, 2019, the institutional investor exercised its green shoe option in part and purchased 109,649 convertible preferred shares in consideration of $125,000.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2018 reflect our efforts to maintain our operating margins in light of the business pressures that we face. As a result of the continuing weakness in the Vexigo business unit and the industry in which it operates, we, as previously announced, sold the business unit to a third party in June 2018. The telecommunications side of our business continues to be stable as we have maintained a high level of customer satisfaction. We are now focused on exploring various lines of business to either develop organically or acquire.”

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items: [were all of these charges incurred in 2018 – if not delete the reference

•	Stock based compensation expenses

•	Amortization of purchased intangible assets (net of tax effect)

•	Reorganization and other non-recurring costs

•	Impact of the US tax reform

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. See below for a reconciliation of GAAP to non-GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and call accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Ofira Bar

CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,150	$1,165
Restricted cash	1,380	1,058
Trade receivables, net	604	564
Other accounts receivable and prepaid expenses	101	74
Assets of discontinued operations	151	1,301

Total current assets	3,386	4,162

Severance pay Fund	541	856

PROPERTY AND EQUIPMENT, NET	60	107

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	21	42

Total other assets	3,500	3,521

Total assets	$7,487	$8,646

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2018	2017
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$164	$308
Deferred revenues	1,053	1,744
Accrued expenses and other liabilities	2,394	2,283
Liabilities of discontinued operations	570	1,380

Total current liabilities	4,181	5,715

LONG-TERM LIABILITIES
Accrued severance pay	722	1,073
Deferred tax liability	181	146

Total long-term liabilities	903	1,219

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Ordinary shares	27	25
Preferred shares	10
Additional paid-in capital	29,807	28,188
Treasury shares	(29)	(29)
Accumulated deficit	(27,412)	(26,472)

Total shareholders' equity	2,403	1,712

Total liabilities and shareholders' equity	$7,487	$8,646

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
	Unaudited	Audited	Unaudited	Unaudited
Revenues:
Services	$4,843	$5,467	$2,502	$2,549
Product sales	1,018	1,306	483	594

Total revenues	5,861	6,773	2,985	3,143

Cost of revenues:
Services	1,719	1,646	784	912
Product sales	430	412	217	227

Total cost of revenues	2,149	2,058	1,001	1,139

Gross profit	3,712	4,715	1,984	2,004

Operating expenses:
Research and development	825	1,645	320	739
Selling and marketing	1,471	1,529	614	765
General and administrative	2,239	1,966	1,015	1,087

Total operating expenses	4,545	5,140	1,949	2,591

Operating profit (loss)	(823)	(425)	35	(587)
Financial income (expenses), net	(17)	14	(25)	(1)

Loss before taxes on income	(840)	(411)	10	(588)
Taxes on income (tax benefit), net	46	(9)	51	(14)

Net loss from continuing operations	(886)	(402)	(41)	(574)
Loss from discontinued operations	(284)	(1,366)	(80)	(386)
Net loss	$(1,170)	$(1,768)	$(121)	$(960)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.26)	$(0.13)	$(0.02)	$(0.19)
Basic and diluted net loss per share from discontinued operations	(0.08)	(0.46)	(0.01)	(0.13)
Basic and diluted net loss per share (*)	$(0.34)	$(0.59)	$(0.03)	$(0.32)
Weighted average number of shares used in computing basic and diluted net loss per share (*)	3,435,161	2,991,547	3,747,855	3,073,117

* After giving effect to the reverse stock split from September 6, 2017

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income (loss) from continuing operations	(886)	(402)	(41)	(574)
Stock-based compensation expenses	89	1	39	31
Intangible assets amortization, net of tax effects	21	21	11	11
Impact of the US tax reform (a)	-	(52)	-	(52)
Reorganization and other non-recurring costs	-	89	-	-

Non-GAAP net profit (loss)	$(776)	$(343)	$9	$(585)

Net loss per share:

GAAP basic and diluted net loss per share (*)	$(0.26)	$(0.13)	$(0.02)	$(0.19)
Non-GAAP basic and diluted net loss per share (*)	$(0.23)	$(0.12)	$0.00	$(0.19)
Weighted average number of shares used in computing non-GAAP basic and diluted net loss per share (*)	3,435,161	2,991,547	3,747,855	3,073,117

* After giving effect to the reverse stock split from September 6, 2017.